UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 000-54149

Bridgeport Ventures Inc.
(Translation of registrant's name into English)

1000 - 36 Toronto Street, Toronto, Ontario M5C 2C5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated August 8, 2012

99.2	Business Combination Agreement

99.3	Material Change Report dated August 8, 2012

99.4	Notice of the Meeting and Record Date

99.5	Financial statements for the Three Months Ended July 31, 2012

99.6	Management's Discussion & Analysis for the Three Months Ended July 31, 2012

99.7	Certification by Chief Financial Officer

99.8	Certification by Chief Executive Officer

99.9	Notice of the Meeting and Record Date (amended)

99.10	Notice of the Meeting and Record Date

99.11	News Release dated October 10, 2012

99.12	Amendment No.1 to Business Combination Agreement

99.13	News Release dated October 31, 2012

99.14	Notice of the Meeting and Record Date (amended)

99.15	Technical Report (NI 43-101)

99.16	Consent of qualified person (NI 43-101)

99.17	Certificate of qualified person (NI 43-101)

99.18	Supplemental Mailing List Form

99.19	Letter of Transmittal

99.20	Certificate

99.21	Notice of Meeting

99.22	Management Information Circular

99.23	Form of proxy - Shareholders

99.24	Form of proxy - Warrantholders

99.25	News Release dated November 30, 2012

99.26	Report of Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIDGEPORT VENTURES INC.
(Registrant)

Date: December 3, 2012	By:	/s/ Carmelo Marrelli

Carmelo Marrelli
	Title:	Chief Financial Officer